Exhibit 99.2

First Quarter 2018

Message from the Chairman of the Board and the President and Chief Executive Officer
Summary of results

Hydro-Québec recorded net income of $1,644 million for the first quarter of 2018, an increase of $101 million compared to $1,543 million in the same period of 2017. This is the strongest performance posted by the company in a context of normal temperatures and only the third time that net income has exceeded the $1.6-billion mark for the first three months of the year. The two best results were obtained in 2014 and 2015, years in which the winters were exceptionally harsh.

On markets outside Québec, Hydro-Québec Production’s net electricity exports increased by $15 million to total $486 million, partly as a result of higher market prices. Thanks to the solid performance of its generating and transmission facilities, the division maintained its export volume at a high level, namely 9.8 TWh, slightly below the 10.1-TWh record set in the same period last year.

On the Québec market, electricity supplies provided by Hydro-Québec Production to Hydro-Québec Distribution rose by $52 million compared to first quarter 2017. This increase is mainly due to a larger volume of peak supplies, given last year’s milder temperatures.

Consolidated results

Revenue totaled $4,507 million, compared to $4,257 million in first quarter 2017. Revenue from electricity sales in Québec amounted to $3,791 million, or $119 million more than last year, partly because temperatures in 2017 were slightly above normal, while in 2018 they were closer to normal. The increase is also due to baseload demand growth in the residential sector. Revenue from electricity sales on markets outside Québec was $519 million, compared to $514 million in 2017. Other revenue totaled $197 million, a $126-million increase primarily attributable to differences in the net amounts that Hydro-Québec may recover from customers or must pay to them, mainly in connection with revenue variances related to climate conditions and variances in electricity supply costs.

Total expenditure was $2,205 million, compared to $2,097 million in 2017. The increase is mainly the result of a $77-million rise in Hydro-Québec Distribution’s electricity purchases from third parties, due in particular to the commissioning of new wind farms.

Financial expenses totaled $658 million in 2018, compared to $617 million a year earlier. Among other things, this $41-million increase is attributable to a reduction in capitalized financial expenses, due mainly to the commissioning of Romaine-3 generating station in September 2017.

Segmented results

Generation

Hydro-Québec Production posted net income of $904 million, a $62-million increase compared to $842 million in first quarter 2017. Net electricity exports totaled 9.8 TWh for $486 million, or $15 million more than the $471 million recorded last year. Net electricity sales to Hydro-Québec Distribution increased by $52 million, mainly on account of the higher volume of electricity supplies during peak demand periods.

Transmission

Hydro-Québec TransÉnergie’s net income was $177 million in 2018, comparable to the $186 million recorded in the first three months of 2017.

Distribution

Hydro-Québec Distribution recorded net income of $587 million, compared to $521 million in the same period last year. On the one hand, revenue grew by $235 million compared to 2017. This is mainly because of a $119-million increase in electricity sales in Québec, partly due to temperature variances, as well as a $76-million difference in the net amounts that Hydro-Québec may recover from customers or must pay to them, primarily in connection with revenue variances related to climate conditions and variances in electricity supply costs. On the other hand, electricity purchases, the related transmission costs and fuel purchases rose by $181 million. More specifically, supplies from Hydro-Québec Production increased by $52 million, while electricity purchases from third parties increased by $77 million, in particular because of the commissioning of new wind farms.

Construction

The Construction segment includes activities related to the design and execution of construction and refurbishment projects involving power generation and transmission facilities. These projects are carried out by Hydro-Québec Innovation, équipement et services partagés and by Société d’énergie de la Baie James (SEBJ).

The volume of activity in this segment totaled $341 million in first quarter 2018, compared to $378 million a year earlier. The main projects under way for Hydro-Québec Production include ongoing construction of the Romaine hydroelectric complex and the refurbishment of various facilities at Beauharnois generating station. Work in progress for Hydro-Québec TransÉnergie includes the 735-kV Chamouchouane–Bout-de-l’Île project, as well as various projects stemming from continued investment in asset reliability and sustainment.

Page 2	First Quarter 2018

Investment

During the first three months of 2018, Hydro-Québec invested $697 million in property, plant and equipment and intangible assets, compared to $652 million in the same period last year.

A large part of Hydro-Québec Production’s investments was allocated to ongoing construction of the Romaine complex. At the same time, the division continued investing to ensure the long-term operability of its facilities and optimize their output. For instance, refurbishment is under way at Robert-Bourassa and Beauharnois generating stations.

Hydro-Québec TransÉnergie allocated part of its investments to erecting transmission lines, in particular some 400 km of lines that will connect Chamouchouane substation to the Montréal metropolitan loop as part of the 735-kV Chamouchouane–Bout-de-l’Île project. Work also went ahead on the integration of wind farms built in response to Hydro-Québec Distribution’s calls for tenders, the construction of Judith-Jasmin substation and the connection of the Romaine complex as part of the project to expand the transmission system in the Minganie region. In addition, the division continued to upgrade and modernize its facilities to ensure the reliability and long-term operability of its transmission assets and enhance service quality. An example of this is the ongoing work on the architecture development plan for the 315-kV system on the island of Montréal.

Hydro-Québec Distribution kept up investments to handle the growth of its customer base, as well as to maintain and improve the quality of its facilities. Its growth projects include connecting Judith-Jasmin substation to the distribution system.

Financing

In the first quarter, the company issued bonds maturing in 2055 on the Canadian capital market, at a cost of 3.12%. This issue raised $596 million.

The proceeds were used to support part of the investment program and to refinance maturing debt.

Michael D. Penner	Éric Martel

Chairman of the Board	President and Chief Executive Officer

May 11, 2018

First Quarter 2018	Page 3

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars (unaudited)		Three months ended March 31

	Notes	2018	2017

Revenue	11	4,507	4,257

Expenditure

Operations		697	669

Other components of employee future benefit cost	8	(85)	(82)

Electricity and fuel purchases		638	569

Depreciation and amortization	4	650	641

Taxes		305	300
		2,205	2,097

Income before financial expenses		2,302	2,160

Financial expenses	5	658	617

Net income		1,644	1,543

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
In millions of Canadian dollars (unaudited)		Three months ended March 31
	Notes	2018	2017

Net income		1,644	1,543

Other comprehensive income	9

Net change in items designated as cash flow hedges	6	190	(132)

Net change in employee future benefits		30	25

Translation differences in financial statements of foreign operations		1	(2)

		221	(109)

Comprehensive income		1,865	1,434

The accompanying notes are an integral part of the consolidated financial statements.

Page 4	First Quarter 2018

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars (unaudited)	Notes	As at March 31, 2018	As at December 31, 2017

ASSETS
Current assets
Cash and cash equivalents		1,501	537
Short-term investments		462	1,112
Accounts receivable and other receivables		3,187	2,486
Derivative instruments	6	115	69
Regulatory assets		124	124
Materials, fuel and supplies		240	228
		5,629	4,556
Property, plant and equipment		64,098	63,990
Intangible assets		867	871
Investments		892	890
Derivative instruments	6	94	19
Regulatory assets		4,600	4,717
Other assets		747	687
		76,927	75,730

LIABILITIES
Current liabilities
Borrowings		1,677	8
Accounts payable and accrued liabilities		2,235	2,508
Dividend payable		–	2,135
Accrued interest		488	895
Asset retirement obligations		67	65
Derivative instruments	6	12	187
Current portion of long-term debt	6	1,201	1,183
		5,680	6,981
Long-term debt	6	44,690	43,825
Asset retirement obligations		801	799
Derivative instruments	6	8	22
Regulatory liabilities		363	366
Other liabilities		3,537	3,731
Perpetual debt	6	259	251
		55,338	55,975

EQUITY
Share capital		4,374	4,374
Retained earnings		19,587	17,972
Accumulated other comprehensive income	9	(2,372)	(2,591)
		21,589	19,755
		76,927	75,730

Contingencies	10

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Michelle Cormier	/s/ Michael D. Penner
Chair of the Audit Committee	Chairman of the Board

First Quarter 2018	Page 5

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In millions of Canadian dollars (unaudited)				Three months ended March 31
	Notes	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2017		4,374	17,972	(2,591)	19,755
Adjustments related to the adoption of a change in accounting policy	2	–	(29)	(2)	(31)

Net income		–	1,644	–	1,644
Other comprehensive income	9	–	–	221	221

Balance as at March 31, 2018		4,374	19,587	(2,372)	21,589

Balance as at December 31, 2016		4,374	17,261	(1,931)	19,704

Net income		–	1,543	–	1,543
Other comprehensive income	9	–	–	(109)	(109)

Balance as at March 31, 2017		4,374	18,804	(2,040)	21,138

The accompanying notes are an integral part of the consolidated financial statements.

Page 6	First Quarter 2018

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars (unaudited)		Three months ended March 31
	Notes	2018	2017

Operating activities
Net income		1,644	1,543
Adjustments to determine net cash flows from operating activities
Depreciation and amortization	4	650	641
Amortization of premiums, discounts and issue expenses related to debt securities		50	46
Deficit of net cost recognized with respect to amounts paid for employee future benefits		(42)	(48)
Other		(57)	105
Regulatory assets and liabilities		(6)	(3)
Change in non-cash working capital items	7	(1,334)	(1,510)
		905	774

Investing activities
Additions to property, plant and equipment		(673)	(633)
Additions to intangible assets		(24)	(19)
Net change in short-term investments and sinking fund		610	851
Other		5	2
		(82)	201

Financing activities
Issuance of long-term debt		613	39
Repayment of long-term debt		(30)	(67)
Cash receipts arising from credit risk management		965	1,752
Cash payments arising from credit risk management		(910)	(1,884)
Net change in borrowings		1,621	2,174
Dividend paid		(2,135)	(2,146)
Other		10	(4)
		134	(136)

Foreign currency effect on cash and cash equivalents		7	(1)

Net change in cash and cash equivalents		964	838

Cash and cash equivalents, beginning of period		537	1,243

Cash and cash equivalents, end of period		1,501	2,081

Supplementary cash flow information	7

The accompanying notes are an integral part of the consolidated financial statements.

First Quarter 2018	Page 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three-month periods ended March 31, 2018 and 2017

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1             Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2017.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2017, except for the recent changes.

Management is of the opinion that these quarterly consolidated financial statements present fairly, in all material respects, the consolidated financial position of Hydro-Québec.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until May 11, 2018, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

Note 2             Changes to Accounting Policies

RECENT CHANGES

Hedge accounting

On January 1, 2018, Hydro-Québec early adopted Accounting Standards Update (“ASU”) 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, issued by the Financial Accounting Standards Board (the “FASB”). This ASU amends the requirements related to hedging relationships in order to simplify the application of hedge accounting and to improve the transparency of information provided in the financial statements regarding an entity’s risk management activities.

ASU 2017-12 was applied on a modified retrospective basis. For cash flow hedging relationships, its adoption led to the non-recognition of the ineffective portion of existing relationships in results. As at January 1, 2018, this change resulted in a $2-million increase in retained earnings and an equivalent decrease in other comprehensive income. Moreover, the ASU provides for simplified measurement of existing cash flow hedging relationships, which translated into a $31-million increase in long-term debt and an equivalent decrease in retained earnings. Prior-year figures have not been restated.

Statement of cash flows

On January 1, 2018, Hydro-Québec adopted ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU clarifies how certain items are presented and classified in the statement of cash flows. It was applied on a full retrospective basis and did not have an impact on Hydro-Québec’s consolidated financial statements.

Financial instruments

On January 1, 2018, Hydro-Québec adopted ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU provides guidance on the recognition and measurement of financial assets and financial liabilities. It was applied on a modified retrospective basis and did not have an impact on Hydro-Québec’s consolidated financial statements.

Page 8	First Quarter 2018

Note 2             Changes to Accounting Policies (continued)

Revenue

On January 1, 2018, Hydro-Québec adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. This ASC provides revenue recognition guidance to apply when transferring goods and services to customers, for an amount that reflects the payment that the entity expects to receive in exchange for those goods and services.

ASC 606 was applied on a modified retrospective basis to contracts not yet completed as at January 1, 2018. It has not had any significant impact on Hydro-Québec’s consolidated financial statements.

However, the revenue accounting policy was amended as follows:

Hydro-Québec supplies the Québec market with electricity and also sells power on wholesale markets in Canada and the United States. Substantially all revenue from ordinary activities is derived from electricity sales contracts made with customers. These sales are recognized over time, based on the electricity delivered and the amount that Hydro-Québec is entitled to bill customers in accordance with regulated rates or contractual provisions.

STANDARDS ISSUED BUT NOT YET ADOPTED

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU provides guidance on lease definition, recognition and presentation and requires, in particular, the recognition of assets and liabilities by lessees for all operating and finance leases with a term of more than 12 months. It will apply on a modified retrospective basis to interim and annual financial statements for annual periods beginning on or after January 1, 2019. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

In January 2018, the FASB issued ASU 2018-01, Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842. This ASU provides a practical expedient to not evaluate under ASC 842, Leases, existing or expired easement agreements as at the date this standard is adopted, namely January 1, 2019, and which were not previously accounted for as leases under ASC 840, Leases. Furthermore, it specifies that easement agreements must be analyzed under ASC 842 to determine if they meet the definition of a lease before applying the guidance set forth in ASC 350, Intangibles—Goodwill and Other. It will be applied on a modified retrospective basis to interim and annual financial statements for annual periods beginning on or after January 1, 2019. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Financial instruments

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU provides new guidance on the impairment of financial assets that are not accounted for at fair value through net income. It will be applied on a modified retrospective basis to the consolidated financial statements for interim and annual periods beginning on or after January 1, 2021. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

First Quarter 2018	Page 9

Note 3             Regulation

DISTRIBUTION

In decisions D-2018-025 of March 7, 2018, and D-2018-030 of March 23, 2018, the Régie de l’énergie (the “Régie”) authorized an increase of 0.3% in all Hydro-Québec electricity rates except Rate L, which remained unchanged. The new rates are effective as of April 1, 2018. The authorized return on the rate base was set at 7.08%, assuming a capitalization with 35% equity.

The Régie also authorized the Distributor to include in its 2018–2019 rates a credit amount of $40 million for variances in electricity supply costs for 2016 and 2017, a debit amount of $47 million for revenue variances related to climate conditions in 2016 and 2017, and a credit amount of $2 million corresponding to the balance, as at December 31, 2017, of the variance account for amendments to ASC 715, Compensation—Retirement Benefits.

Lastly, the Régie authorized the Distributor to create a non-rate-base, interest-bearing variance account to record certain costs incurred under the Demand Response Program for business customers. As at March 31, 2018, an amount of $3 million had been recognized in this account.

TRANSMISSION

In decisions D-2018-021 of March 6, 2018, and D-2018-035 of March 28, 2018, the Régie set Hydro-Québec’s power transmission rates for 2018. The authorized return on the rate base was set at 7.0%, assuming a capitalization with 30% equity.

The Régie also authorized the Transmission Provider to include in its 2018 rates a credit amount of $34 million from the variance account for amendments to ASC 715, Compensation—Retirement Benefits.

Note 4             Depreciation and Amortization

	Three months ended March 31
	2018	2017

Property, plant and equipment	575	550
Intangible assets	33	44
Regulatory assets and liabilities	42	44
Retirement of capital assets	–	3
	650	641

Note 5             Financial Expenses

	Three months ended March 31
	2018	2017

Interest on debt securities	654	626
Net exchange (gain) loss	(2)	2
Guarantee fees related to debt securities[a]	54	54
	706	682
Less
Capitalized financial expenses	35	53
Net investment income	13	12
	48	65
	658	617

a)	Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government.

Page 10	First Quarter 2018

Note 6             Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market, liquidity and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices. Hydro-Québec is exposed to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Active integrated management of these three types of risk aims to limit exposure to each risk and reduce their overall impact on results.

MANAGEMENT OF LONG-TERM RISK

Management of risk associated with debt

Currency risk and interest rate risk – Hydro-Québec uses forward contracts and currency swaps to manage the currency risk associated with long-term debt and perpetual debt, as well as forward contracts and interest rate swaps to modify long-term exposure to interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges or fair value hedges, depending on the risk hedged. The impact on results of foreign currency hedging transactions and those associated with debt interest rates is recognized in Financial expenses.

The following table shows the notional amounts, expressed in Canadian dollars and foreign currencies, of forward contracts and swaps used to manage long-term risk:

	As at March 31, 2018[a]	As at December 31, 2017[a]

Forward contracts
Canadian dollars	(490)	(70)
U.S. dollars	203	202

Swaps
Canadian dollars	(6,894)	(6,938)
U.S. dollars	5,730	5,730

a)	Figures in parentheses represent amounts to be paid.

MANAGEMENT OF SHORT-TERM RISK

Currency risk – Hydro-Québec uses forward contracts to manage its foreign currency risk exposure over the short term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of currency risk hedging transactions on results is recognized in the line items affected by the hedged item, namely Revenue, Electricity and fuel purchases, or Financial expenses. In this context, Hydro-Québec has traded foreign currency sales and purchase contracts for which open positions as at March 31, 2018, respectively totaled a notional amount of US$1,339 million and US$1,295 million (US$885 million for sales contracts and nil for purchase contracts as at December 31, 2017).

Interest rate risk – Hydro-Québec uses forward rate agreements and interest rate swaps to manage short-term interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge short-term interest rate risk is recognized in the line item affected by the hedged item, namely Financial expenses.

Price risk – Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy and aluminum prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge the risk related to energy and aluminum prices is recognized in the line items affected by the hedged item, namely Revenue or Electricity and fuel purchases. In this context, Hydro-Québec has traded electricity futures and swaps for which open positions as at March 31, 2018, totaled 25.9 TWh (22.5 TWh as at December 31, 2017), natural gas futures for which there were no open positions as at March 31, 2018 (0.5 million MMBtu as at December 31, 2017), as well as aluminum swaps for which open positions as at March 31, 2018, totaled 348,625 tonnes (410,125 tonnes as at December 31, 2017).

First Quarter 2018	Page 11

Note 6             Financial Instruments (continued)

FAIR VALUE

FAIR VALUE OF DERIVATIVE INSTRUMENTS

The following tables present the fair value of derivative instruments by type and depending on whether they are designated as fair value hedges or cash flow hedges, or not designated as hedges:

			As at March 31, 2018

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges[a]	Gross amounts of derivatives recognized[b]
Assets

Contracts – Currency risk	–	843	86	929

Contracts – Interest rate risk	379	1	2	382

Contracts – Price risk	–	90	76	166

	379	934	164	1,477
Liabilities

Contracts – Currency risk	–	(229)	(208)	(437)

Contracts – Interest rate risk	–	(16)	–	(16)

Contracts – Price risk	–	(28)	(18)	(46)

	–	(273)	(226)	(499)

Total	379	661	(62)	978

			As at December 31, 2017

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges[a]	Gross amounts of derivatives recognized[b]
Assets

Contracts – Currency risk	–	769	51	820

Contracts – Interest rate risk	420	3	2	425

Contracts – Price risk	–	8	61	69

	420	780	114	1,314
Liabilities

Contracts – Currency risk	–	(266)	(251)	(517)

Contracts – Interest rate risk	–	–	–	–

Contracts – Price risk	–	(267)	(24)	(291)

	–	(533)	(275)	(808)

Total	420	247	(161)	506

a)

These derivative instruments are mainly traded as part of Hydro-Québec’s risk management. As at March 31, 2018, $(166) million was in consideration of amounts received or disbursed [$(210) million as at December 31, 2017] with respect to agreements to limit the market value of the main portfolios of derivative instruments. These agreements arise from frameworks applied by Hydro-Québec to reduce its credit risk exposure and limit risk concentration.

b)

Fair value measurements of derivative instruments are Level 2 measurements. These measurements are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates, and energy or aluminum prices) in effect on the balance sheet date and take into account the credit risk assessment. The valuation techniques make use of observable market data.

Page 12	First Quarter 2018

Note 6             Financial Instruments (continued)

The impact of offsetting derivative instruments is presented in the table below:

	As at March 31, 2018				As at December 31, 2017

	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet	Gross amounts of derivatives recognized	Gross amounts offset[a]	Cash (received) paid as collateral[b]	Net amounts presented on the balance sheet
Assets

Current	212	(82)	(15)	115	143	(68)	(6)	69

Long-term	1,265	(395)	(776)	94	1,171	(527)	(625)	19
	1,477	(477)	(791)	209	1,314	(595)	(631)	88
Liabilities

Current	(275)	261	2	(12)	(509)	321	1	(187)

Long-term	(224)	216	–	(8)	(299)	274	3	(22)

	(499)	477	2	(20)	(808)	595	4	(209)

Total	978	–	(789)	189	506	–	(627)	(121)

a)

The gross amounts of derivatives offset are related to contracts traded according to International Swaps and Derivatives Association (ISDA) guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. As at March 31, 2018, no amount receivable from clearing agents in consideration of net cash payments was included in Accounts receivable and other receivables, under Current assets on the balance sheet ($111 million as at December 31, 2017). However, an amount of $71 million payable to clearing agents in consideration of net cash receipts was included in Accounts payable and accrued liabilities, under Current liabilities on the balance sheet (nil as at December 31, 2017).

First Quarter 2018	Page 13

Note 6             Financial Instruments (continued)

The impact of derivative instruments on results and other comprehensive income is presented in the tables below. It should be noted that most derivative instruments traded are designated as cash flow hedges or fair value hedges and therefore reduce the volatility of results. Derivative instruments which are not designated as hedges, but which nonetheless provide an economic hedge for at-risk opposite positions, also reduce the volatility of results. The sensitivity of results is thus limited to net exposure to unhedged risks.

				Three months ended March 31, 2018

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income[a]	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	(123)	(234)[b]	(54)

Contracts – Interest rate risk	22	18	1[c]	1

Contracts – Price risk	–	(224)	94[d]	(20)

	22[c,e]	(329)	(139)[e]	(73)[e,f]

Impact of hedged items on results	(20)		146	53

					Three months ended March 31, 2017

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges			Losses (gains) on derivatives not designated as hedges

	Recognized in results	Effective portion recognized in Other comprehensive income	Ineffective portion recognized in results	Effective portion reclassified from Other comprehensive income to results	Recognized in results
Contracts – Currency risk	–	115	(1)[b]	49[b]	(19)
Contracts – Interest rate risk	3	–	–	1[c]	–
Contracts – Price risk	–	(25)	4[d]	(92)[d]	(2)
	3[c,e]	90	3	(42)[e]	(21)[e,f]
Impact of hedged items on results	(3)			42	17

a)	Following the adoption of ASU 2017-12, the amounts for 2018 include the ineffective portion of the hedging relationships previously presented in results.

b)	In 2018, $(13) million was recognized in Revenue [$(10) million in 2017], and $(221) million in Financial expenses ($58 million in 2017).

c)	These amounts were recognized in Financial expenses.

d)	These amounts were recognized in Revenue.

e)

In 2018, the items Revenue, Electricity and fuel purchases, and Financial expenses totaled respectively $4,507 milion, $638 million and $658 million ($4,257 million, $569 million and $617 million in 2017).

f)

These instruments are essentially related to integrated risk management transactions. The impact of these instruments on results is recognized in the line items affected by the managed risk. Therefore, in 2018, $(15) million was recognized in Revenue [$(9) million in 2017], $(5) million in Electricity and fuel purchases ($5 million in 2017), and $(53) million in Financial expenses [$(17) million in 2017].

Page 14	First Quarter 2018

Note 6             Financial Instruments (continued)

During the first three months of 2018, Hydro-Québec reclassified a net loss of $7 million from Accumulated other comprehensive income to results after having discontinued cash flow hedges (nil for the first three months of 2017).

As at March 31, 2018, the net gain presented in Accumulated other comprehensive income that would be reclassified to results in the next 12 months was estimated at $34 million (net loss of $40 million as at March 31, 2017).

As at March 31, 2018 and 2017, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was three years.

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on capital markets.

The fair value of cash equivalents, receivables – accounts receivable, other receivables and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except in the case of the items presented in the table below:

	As at March 31, 2018		As at December 31, 2017
	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt[a]	45,891[b]	60,794	45,008[b]	61,271
Perpetual debt	259	219	251	204

a)	Including the current portion.

b)

This includes an amount of $2,001 million ($1,829 million in 2017) for debts subject to a fair value hedge, which resulted in an adjustment of $368 million in connection with the hedged risk ($359 million in 2017) for existing hedging relationships and of $(98) million [$(100) million in 2017], for relationships terminated by Hydro-Québec.

ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Accounts receivable and other receivables as at March 31, 2018, included $2,439 million ($2,030 million as at January 1, 2018) from contracts entered into with customers, of which unbilled electricity deliveries totaled $1,121 million ($1,496 million as at December 31, 2017).

Note 7            Supplementary Cash Flow Information

	Three months ended March 31
	2018	2017

Change in non-cash working capital items

Accounts receivable and other receivables	(693)	(825)

Materials, fuel and supplies	(11)	(13)

Accounts payable and accrued liabilities	(216)	(260)

Accrued interest	(414)	(412)
	(1,334)	(1,510)

Investing activities not affecting cash

Increase in property, plant and equipment	17	15

Interest paid	937	898

First Quarter 2018	Page 15

Note 8            Employee Future Benefits

				Three months ended March 31
		Pension Plan		Other plans
		2018	2017	2018	2017

Current service cost		126	107	12	11
Other components of employee future benefit cost

Interest on obligations		209	198	13	12

Expected return on plan assets		(383)	(355)	(1)	(1)

Amortization of net actuarial loss		69	55	7	7

Amortization of past service costs (credits)		2	3	(1)	(1)
		(103)	(99)	18	17
Net cost recognized		23	8	30	28
Note 9 Accumulated Other Comprehensive Income
				Three months ended March 31, 2018
	Note	Cash flow hedges	Employee future benefits	Translation differences	Accumulated other comprehensive income
Balance as at December 31, 2017		(406)	(2,186)	1	(2,591)
Adjustments related to the adoption of a change in accounting policy	2	(2)	–	–	(2)
		(408)	(2,186)	1	(2,593)

Other comprehensive income before reclassifications		329	–	1	330
Amounts reclassified to results		(139)	30	–	(109)

Other comprehensive income		190	30[a]	1	221

Balance as at March 31, 2018		(218)	(2,156)	2	(2,372)

				Three months ended March 31, 2017
		Cash flow hedges	Employee future benefits	Translation differences	Accumulated other comprehensive income

Balance as at December 31, 2016		(135)	(1,799)	3	(1,931)

Other comprehensive income before reclassifications		(90)	–	(2)	(92)
Amounts reclassified to results		(42)	25	–	(17)

Other comprehensive income		(132)	25[a]	(2)	(109)

Balance as at March 31, 2017		(267)	(1,774)	1	(2,040)

a)	Other comprehensive income includes the change in the employee future benefit regulatory asset, which totaled $(47) million as at March 31, 2018 [$(39) million as at March 31, 2017].

Page 16	First Quarter 2018

Note 10            Contingencies

GUARANTEES

In accordance with the terms and conditions of certain debt securities issued outside Canada, Hydro-Québec has undertaken to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents’ income. Hydro-Québec cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, Hydro-Québec has the option of redeeming most of the securities in question. As at March 31, 2018, the amortized cost of the long-term debts concerned was $3,297 million.

LITIGATION

In the normal course of its development and operating activities, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that an adequate provision has been made for these legal actions. Consequently, it does not foresee any significant adverse effect of such contingent liabilities on Hydro-Québec’s consolidated operating results or financial position.

Among other ongoing actions, some Indigenous communities have instituted proceedings against the governments of Canada and Québec, as well as against Hydro-Québec, based on demands concerning their ancestral rights. In particular, the Innus of Uashat mak Mani-Utenam are demanding $1.5 billion in damages resulting from various operations carried out on land they claim as their own. Hydro-Québec is challenging the legitimacy of these claims. The file has been inactive since March 2016, even though the Court did not issue a stay order. It could, however, be reactivated at any time by the Court or the plaintiff’s lawyer.

As well, in November 2006, the Innus of Pessamit reactivated a case instituted in 1998 aimed at obtaining, among other things, the recognition of ancestral rights related to Québec lands on which certain hydroelectric generating facilities belonging to the Manic–Outardes complex are located. This community is claiming $500 million. Hydro-Québec is challenging the legitimacy of this claim. In 2015, the Superior Court granted a motion in which the Innus of Pessamit requested that proceedings be stayed. In November 2017, the parties agreed on a new schedule for the recommencement of proceedings, under which the Innus of Pessamit have until June 2019 to complete the expert assessments they intend to file. A case management conference will then be convened.

First Quarter 2018	Page 17

Note 11             Segmented Information

The following tables present information on segment results and assets:

	Three months ended March 31, 2018
	Generation	Transmission	Distribution		Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	554	33	3,911	[a]	–	9	–	4,507
Intersegment customers	1,583	850	21		341	434	(3,229)	–
Net income (loss)	904	177	587		–	(24)	–	1,644
Total assets as at March 31, 2018	33,224	22,790	14,122		40	6,936	(185)	76,927

a)	Including an amount of $48 million for variance accounts related to weather conditions.

	Three months ended March 31, 2017
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	558	13	3,676	–	10	–	4,257
Intersegment customers	1,499	833	21	378	413	(3,144)	–
Net income (loss)	842	186	521	–	(6)	–	1,543
Total assets as at March 31, 2017	33,018	21,713	13,929	52	7,170	(189)	75,693

Note 12            Comparative Information

Some corresponding period data of the prior year have been reclassified to conform to the presentation adopted in the current period.

Page 18	First Quarter 2018

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended March 31
Summary of Results	2018	2017	Change (%)

Revenue	4,507	4,257	5.9	h
Expenditure	2,205	2,097	5.2	h
Financial expenses	658	617	6.6	h
Net income	1,644	1,543	6.5	h

First Quarter 2018	Page 19

Hydro-Québec, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4

Ce document est également publié en français.

www.hydroquebec.com

ISSN 0848-5836